Exhibit 99.1

Nova Announces a Significant New Gold Anomaly Developing at Portage Pass

Anchorage Alaska, April 14, 2026 - Nova Minerals Limited (“Nova” or the “Company”) (NASDAQ: NVA) (ASX: NVA) (FRA: QM3) ) is pleased to announce assay results from its 2025 surface sampling program in the Portage Pass area of its flagship Estelle Gold and Critical Minerals Project, located within Alaska’s prolific Tintina Gold Belt has identified a new broad zone of gold mineralization 2.5km from Korbel.

Highlights

●	Potentially significant new gold anomaly defined at Portage Pass from field observations and 2025 surface assays (Figure 3).

●	Geochemical signature comparable to the multi-million ounce Korbel gold deposit across the ridgeline to the north, with mineralization appearing more consistent and higher grade.

●	Strong potential for valley-scale extension analogous to the exploration pathway that led to the Korbel discovery.

●	Anomaly supported by seven rock samples grading >2 g/t Au including a high of 14.3 g/t Au (Table 1), and 10 soil samples grading >0.5 g/t Au with a peak of 1.8 g/t Au (Table 2) discovered along the ridgelines above the Portage Creek valley floor.

●	2026 soil sampling program planned, with a follow-up IP geophysical survey to be undertaken in line with the exploration approach that led to the Korbel discovery (Figure 3).

Nova General Manager and Geologist, Mr Hans Hoffman, commented:

“The 2025 surface sampling at Portage Pass has outlined a broad gold anomaly just over the ridge from the established Korbel deposit. The proximity to existing resources and proposed infrastructure makes Portage Pass particularly compelling. These early results reinforce our belief that the greater Estelle district continues to deliver new opportunities with real upside potential.”

2025 Estelle Surficial Reconnaissance Program

During the 2025 field season, Nova’s geologist team, led by General Manager and geologist Mr Hans Hoffman, undertook an extensive surface exploration mapping and sampling program across three main areas of the Estelle Project comprised of over 30 traverses covering 75-line kilometers, 430 soil samples, 170 rock samples, and 26 stream sediment samples (Figure 1).

As a result of that program and reported to date:

●	Assay results from recent rock and soil sampling have outlined a newly developing large-scale gold-copper system at West Wing (ASX Announcement: 2 March 2026).

●	Surface results from the RPM regional and ridgeline areas, including high-grade RPM-style gold assays of up to 24.6 g/t Au, have identified new drill targets at RPM, as outlined in this announcement.

●	Assay results from recent rock and soil sampling have identified a significant new gold anomaly at Portage Pass, as detailed in this announcement.

All results from 2025 soil and rock sampling across the project district have now been reported.

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Figure 1. Estelle property map showing the extensive 2025 exploration program

Portage Pass

139 soil samples and 68 rock samples were collected along traverses in the central portion of the claim block between Korbel and Stoney/West Wing. A moderate grade anomaly is developing in the headwaters of Portage Creek with 23 soil samples greater or equal to 0.2 g/t Au, including 10 soil samples greater or equal to 0.5 g/t Au. 11 rock samples primarily focused on the Estelle pluton granodiorite are greater than 1.0 g/t Au, including 5 greater or equal to 4 g/t Au and a high of 14.3 g/t Au.

The anomalies were identified across two separate traverses of approximately 3.5km and 2.8km, highlighting the potential for this moderate-grade mineralization to extend into the valley in a manner comparable to the Korbel deposit, located immediately north across the ridge. Notably, mineralization identified in talus fines and base of outcrop samples above the Portage Pass valley appears more consistent and of slightly higher grade than that observed at Korbel.

A detailed soil sampling grid is planned across the valley in 2026. Subject to the results, a ground-based induced polarization (IP) geophysical survey will be undertaken, following a similar exploration pathway to that which led to the discovery at Korbel.

While stronger geochemical anomalies are present elsewhere at Estelle, Portage Pass represents a compelling target given its proximity to Korbel and the associated proposed infrastructure.

Figure 2. Portage Pass Valley looking East and Sample E397324 – 9.6 g/t Au

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Ridgeline Anomaly
2026 Valley Target Area
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Figure 3. Portage Pass sampling

Table 1. Significant Gold Results – Rocks > 1.0 g/t Au

Prospect	Sample ID	Easting	Northing	Au g/t
Portage	E397326	502728	6871902	14.3
Portage	E397324	502907	6872101	9.6
Portage	G994157	503248	6872882	6.6
Portage	G994160	503804	6872402	6.4
Portage	G994165	502962	6870696	4.0
Portage	G994353	504342	6869889	2.5
Portage	E397323	502690	6872459	2.0
Portage	E397322	502662	6872615	1.6
Portage	E397325	502760	6871921	1.5
Portage	E397330	504241	6869844	1.1

Table 2: Significant Gold Results – Soils > 0.5 g/t Au

Prospect	Sample ID	Easting	Northing	Au g/t
Portage	G994313	504211	6869835	1.8
Portage	G994229	503330	6870669	1.6
Portage	E405280	502875	6871979	0.9
Portage	G994232	503552	6870192	0.8
Portage	G994231	503544	6870384	0.8
Portage	E409303	502252	6871906	0.6
Portage	G994321	504221	6870232	0.6
Portage	E405278	502901	6872115	0.6
Portage	E405276	502817	6872248	0.5
Portage	G994228	503134	6870724	0.5

Upcoming Milestones

●	Material PFS test-work results as they become available
●	Airborne geophysical surveys to commence in the spring of 2026
●	Antimony phase 1 project updates
●	Metallurgical test work ongoing
●	Environmental test work ongoing
●	West Susitna access road updates
●	Updated MRE
●	Updates on the company redomiciliation to the US

Qualified Persons

Vannu Khounphakdy, Professional Geologist and member of Australian Institute of Geoscientists contracted by Nova Minerals to provide geologic consulting services. Mr. Khounphakdy holds a Master of Science in Mine Geology and Engineering. He is a qualified person with at least 5 years experience with this type of project. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Khounphakdy fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for data QA/QC checks relevant to this announcement.

Hans Hoffman is a State of Alaska Certified Professional Geologist contracted by Nova Minerals to provide geologic consulting services. Mr. Hoffman is a member of the American Institute of Professional Geologists and holds a Bachelor of Science degree in Geological Engineering with a double major in Geology and Geophysics. He is a qualified person with at least 5 years of experience with these types of projects. By reason of education, affiliation with a professional association, and past relevant work experience, Mr. Hoffman fulfills the requirements of Qualified Person (QP) for the purposes of SEC Regulation SK-1300 for the technical information presented in this announcement.

Christopher Gerteisen, Chief Executive Officer of Nova Minerals, is a Professional Geologist and member of Australian Institute of Geoscientists, and has supervised the preparation of this news release and has reviewed and approved the scientific and technical information contained herein. Mr. Gerteisen is a “qualified person” for the purposes of SEC Regulation S-K 1300.

About Nova Minerals Limited

Nova Minerals Limited is advancing one of the world’s largest undeveloped gold deposits into production and securing a US domestic supply of the critical mineral antimony. The Company is focused on the exploration and development of the Estelle Gold and Critical Minerals Project, located in Alaska, a tier-one mining jurisdiction.

Estelle hosts two defined multi-million-ounce gold resources, and more than 20 prospects distributed along a 35-kilometre mineralized trend, in the prolific Tintina Gold Belt, a province which hosts a >220 million ounce (Moz) documented gold endowment and some of the world’s largest gold mines and discoveries including, Kinross Gold Corporation’s Fort Knox Gold Mine. In parallel, Nova is advancing its critical minerals strategy, fully-funded by a US$43.4 million U.S. Department of War award to develop a domestic antimony supply chain, targeted for production in late 2026/2027.

Further discussion and analysis of the Estelle Project is available through the interactive Vrify 3D animations, presentations, and videos, all available on the Company’s website. www.novaminerals.com.au

Forward Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on Nova Minerals Limited’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the final prospectus related to the public offering filed with the Securities and Exchange Commission. Forward-looking statements contained in this announcement are made as of this date, and Nova Minerals Limited undertakes no duty to update such information except as required under applicable law.

For Additional Information Please Contact

Investor Relations:

Dave Gentry, CEO

RedChip Companies, Inc.

Phone: 1-407-644-4256

Email: NVA@redchip.com

Nova Minerals:

Craig Bentley

Director of Finance & Compliance & Investor Relations

E: craig@novaminerals.com.au

M: +61 414 714 196